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Ohio National Financial Services

One Financial Way

Cincinnati, Ohio 45242

VIA EDGAR CORRESPONDENCE

July 23, 2019

Ms. Mindy Rotter

Securities and Exchange Commission

Division of Investment Management

100 F. Street, N.E.

Washington, D.C. 20549-0506

Re:	Ohio National Fund, Inc. (“Registrant”)

N-14 Registration Statement

File Nos. 002-67464 & 333-232384

Dear Ms. Rotter:

This letter responds to comments of the Staff of the Securities and Exchange Commission (“Commission”) on the above-referenced registration statement on Form N-14 (Registration Statement), which you communicated to me by telephone on July 10, 2019. Registrant filed the Registration Statement with the Commission on June 27, 2019 pursuant to the Securities Act of 1933 (“1933 Act”).

For convenience, each of Registrant’s responses below is preceded by the applicable Staff comment. Capitalized terms used herein have the meanings given to them in the Registration Statement. Registrant will give effect to disclosure changes made in response to Staff comments by means of a filing filed pursuant to Rule 497 under the 1933 Act.

Comments

1. Transfer of assets – In some places with the Registration Statement, it states that “substantially all” the assets of the target funds will be transferred to the acquiring fund while in others it states “all” the assets will be transferred. Please clarify whether all or substantially all the assets will be transferred in each merger. If it is substantially all, please identify and include the positions that are expected to be sold before or after the closing date of each merger.

Response: Registrant confirms that all assets of each target fund will be transferred to the respective acquiring fund as part of the mergers. The word “substantially” has been deleted from the relevant sections of the filing.

2. Repositioning costs – Please consider disclosing the estimated costs of the reorganizations in the pro forma financial information.

Response: Ohio National will bear the costs of the reorganizations, with the exception of any portfolio transaction costs. Such estimated costs of the reorganizations that will be borne by the fund are included in the pro forma financial information. The Registrant believes the current disclosure meets the requirements of Form and respectfully declines to add additional disclosure on the costs Ohio National will bear.

Please contact me at (513) 794-6278 should you have any questions.

Sincerely,

/s/ Kimberly A. Plante

Kimberly A. Plante

Vice President and Counsel